EXHIBIT 99.7

Media Release

Fatal incident at Simandou project

15 February 2026

LONDON--(BUSINESS WIRE)-- Rio Tinto is deeply saddened to confirm the death of an employee of a contracting company following an incident at the SimFer mine site in Nzérékoré, Guinea on Saturday 14 February.

Rio Tinto Chief Executive Simon Trott said: “Our thoughts and deepest condolences are with the family, friends and colleagues of our teammate who lost their life, and with everyone affected by this tragedy. We are providing our full support and will work with relevant authorities, our partners and contractors to complete a thorough investigation to fully understand what happened and prevent reoccurrence.

“I will be travelling to Guinea this week to be with our team on the ground.

“Nothing is more important than the safety of everyone who works with us. We are determined to learn from this incident and to do everything we can to provide the safest possible workplace and prevent tragedies like this from happening.”

Work and activity at the SimFer mine site has been suspended and support, including counselling, is being provided to impacted team members.

View source version on businesswire.com: https://www.businesswire.com/news/home/20260215756295/en/

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